UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. _____)*

NIO Inc.
(Name of Issuer)

Class A Ordinary Share, par value US$0.00025 per share
(Title of Class of Securities)

62914V106**
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number of the Issuer’s American depositary shares, each of which represents one Class A ordinary share, par value US$0.00025 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62914V106
1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 41,446,985*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 41,446,985*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,446,985*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%**
12.	Type of Reporting Person (See Instructions) HC

________________________

* See Item 4 of this Schedule.

** The percentage calculation is based on 769,479,824 Class A Ordinary Shares outstanding, as reported by Bloomberg on February 12, 2019.

CUSIP No.	62914V106
1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 41,446,985*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 41,446,985*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,446,985*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%**
12.	Type of Reporting Person (See Instructions) HC

_________________________

* See Item 4 of this Schedule.

** The percentage calculation is based on 769,479,824 Class A Ordinary Shares outstanding, as reported by Bloomberg on February 12, 2019.

CUSIP No.	62914V106
1.	Names of Reporting Persons. Thomson Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 41,446,985*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 41,446,985*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,446,985*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%**
12.	Type of Reporting Person (See Instructions) HC

________________________

* See Item 4 of this Schedule.

** The percentage calculation is based on 769,479,824 Class A Ordinary Shares outstanding, as reported by Bloomberg on February 12, 2019.

CUSIP No.	62914V106
1.	Names of Reporting Persons. Anderson Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 41,446,985*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 41,446,985*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,446,985*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%**
12.	Type of Reporting Person (See Instructions) CO

_________________________

* See Item 4 of this Schedule.

** The percentage calculation is based on 769,479,824 Class A Ordinary Shares outstanding, as reported by Bloomberg on February 12, 2019.

Item 1(a).	Name of Issuer:

NIO Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 20, No. 56 AnTuo Road

Jiading District, Shanghai, 201804

People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed on behalf of the following persons (the “Reporting Persons”):

(i) Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii) Tembusu Capital Pte. Ltd. (“Tembusu”), a wholly-owned subsidiary of Temasek Holdings.

(iii) Thomson Capital Pte. Ltd. (“Thomson”), a wholly-owned subsidiary of Tembusu.

(iv) Anderson Investments Pte. Ltd. (“Anderson”), a wholly-owned subsidiary of Thomson.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Republic of Singapore 238891

Item 2(c).	Citizenship:

The citizenship of all Reporting Persons is the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00025 per share.

Item 2(e).	CUSIP Number:

62914V106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2018, Anderson directly owned 41,446,985 Class A Ordinary Shares in the form of the Issuer’s American depositary shares. Anderson is wholly-owned by Thomson, which in turn is wholly-owned by Tembusu. Tembusu is wholly-owned by Temasek Holdings. Accordingly, as of the date of December 31, 2018, each of Temasek Holdings, Tembusu and Thomson may be deemed to beneficially own the 41,446,985 Class A Ordinary Shares held by Anderson.

(b)	Percent of Class: 5.4%, based on 769,479,824 Class A Ordinary Shares outstanding, as reported by Bloomberg on February 12, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0.

(ii)	Shared power to vote or direct the vote:

Temasek Holdings: 41,446,985

Tembusu: 41,446,985

Thomson: 41,446,985

Anderson: 41,446,985

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 41,446,985

Tembusu: 41,446,985

Thomson: 41,446,985

Anderson: 41,446,985

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

Temasek Holdings (Private) Limited

By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorized Signatory

Tembusu Capital Pte. Ltd.

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

Thomson Capital Pte. Ltd.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

Anderson Investments Pte. Ltd.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 14, 2019

Temasek Holdings (Private) Limited

By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorized Signatory

Tembusu Capital Pte. Ltd.

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

Thomson Capital Pte. Ltd.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

Anderson Investments Pte. Ltd.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director